SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
           UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 5


                                TUMBLEWEED, INC.
                                (Name of Issuer)

                                Tumbleweed, Inc.
     Gerald J. Mansbach, Terrance A. Smith, George R. Keller, David M. Roth, Minx Auerbach, Lewis Bass, James F. Koch, David G. Lloyd, Gary T. Snyder,
                    Glennon F. Mattingly, Lynda J. Wilbourn
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    899688204
                      (CUSIP Number of Class of Securities)


                                Terrance A. Smith
                 President, Chief Executive Officer and Director
                                Tumbleweed, Inc.
                           2301 River Road, Suite 200
                           Louisville, Kentucky 40206
                                 (502) 893-0323
 (Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies To:
                              Ivan M. Diamond, Esq.
                         Greenebaum Doll & McDonald PLLC
                            3300 National City Tower
                           Louisville, Kentucky 40202
                                 (502) 587-3534


This statement is filed in connection with (check the appropriate box):

(a)      |X|      The filing of  solicitation  materials  or an  information statement  subject to Regulation  14A,  Regulation 14C or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.

(b)      |_|      The filing of a registration statement under the Securities
                  Act of 1933.

(c)      |_|      A tender offer.

(d)      |_|      None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

Check the following box if the filing is a final amendment reporting the results of the transaction: |X|


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                            CALCULATION OF FILING FEE


    Transaction Valuation(*)                      Amount of Filing Fee

---------------------------------         --------------------------------------

         $660,000.00                                     $132.00


* The filing fee was determined pursuant to Rule 0-11(b) and based on the product of: (a) the estimated 600,000 shares of common stock proposed to be acquired from stockholders in the transaction to which this
         Schedule 13E-3 relates; and (b) the consideration of $1.10 per share of common stock (the "aggregate value"). The amount required to be paid with the filing of this Schedule 13E-3 equals 1/50 of 1% of the aggregate value.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid:

         $132.00
         -----------------------------------------------------------------------


         Form or Registration No.:

         Schedule 13E-3 ($53.46) and Amendment No. 1 to Schedule 13E-3 ($78.54)
         -----------------------------------------------------------------------


         Filing Party:

         Tumbleweed, Inc.
         -----------------------------------------------------------------------


         Date Filed:

         July 9, 2003 and September 3, 2003
         -----------------------------------------------------------------------




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                                  INTRODUCTION

         This Amendment No. 5 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on July 9, 2003 by Tumbleweed, Inc., a Delaware corporation ("the Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rule 13e-3 thereunder, as amended by Amendments No. 1, No. 2, No. 3 and No. 4 to the Schedule 13E-3 filed with the Securities and Exchange Commission by the Company on September 3, 2003, September 19, 2003, October 22, 2003, and October 29, 2003, respectively ("Schedule 13E-3"). The Company has submitted to its stockholders a proposal to approve and adopt:

         (a) a one-for-5,000 reverse stock split ("Reverse Split") of the Company's Common Stock, par value $0.01 per share ("Stock");

         (b) a cash payment of $1.10 per share, in lieu of issuance of fractional shares, to beneficial stockholders holding fewer than 5,000 shares of Stock as of the effective date of the reverse split; and

         (c) immediately following the reverse split, a 5,000-for-one forward stock split ("Forward Split") of the Stock.

         Items   (a),   (b)  and  (c)  were   considered   one   proposal   (the
"Transaction").

         This Amendment No. 5 to Schedule 13E-3 is being filed with the Securities and Exchange Commission to report that:

         (a) The Transaction was approved by stockholders of the Company at the Annual Meeting of Stockholders held on November 21, 2003;

         (b) On November 21, 2003, the Company issued a Press Release announcing stockholder approval of the Transaction (a copy of which is included as Exhibit
(a)(1) to this Amendment and incorporated herein by reference;

         (c) The Reverse Split was effected pursuant to an Amendment to the Company's Certificate of Incorporation which became effective at 11:58 p.m. on November 24, 2003, and the Forward Split was effected pursuant to an Amendment to the Company's Certificate of Incorporation which became effective immediately thereafter at 11:59 p.m. on November 24, 2003; and

         (d) On December 8, 2003, the Company filed a Certification on Form 15 under the Securities Exchange Act of 1934 ("Exchange Act") to provide notice of termination of registration of the Company's Stock and to immediately suspend all reporting requirements under Sections 13 and 15(d) of the Exchange Act.



ITEM 16. EXHIBITS

(a)(1) Press Release dated November 21, 2003, announcing stockholder approval of the Transaction.




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                TUMBLEWEED, INC.


                                By: /s/ TERRANCE A. SMITH
                                -------------------------
                                Terrance A. Smith
                                President, Chief Executive Officer and Director

Dated: December 8, 2003
                                /s/ Terrance A. Smith
                                ---------------------
                                Terrance A. Smith


                                /s/ George A. Keller
                                --------------------
                                George A. Keller


                                /s/ David M. Roth
                                -----------------
                                David M. Roth


                                /s/ Minx Auerbach
                                -----------------
                                Minx Auerbach


                                /s/ Lewis Bass
                                --------------
                                Lewis Bass


                                /s/ James F. Koch
                                -----------------
                                James F. Koch


                                /s/ David G. Lloyd
                                ------------------
                                David G. Lloyd


                                /s/ Gary T. Snyder
                                ------------------
                                Gary T. Snyder


                                /s/ Glennon F. Mattingly
                                ------------------------
                                Glennon F. Mattingly


                                /s/ Lynda J. Wilbourn
                                ---------------------
                                Lynda J. Wilbourn


                                /s/ Gerald J. Mansbach
                                ----------------------
                                Gerald J. Mansbach


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                                  EXHIBIT INDEX


Exhibit           Description


(a)(1) Press Release dated November 21, 2003, announcing stockholder approval of the Transaction.







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